Item 1.

(a) Myriad Genetics Inc

(b) 	320 Wakara Way
      Salt Lake City, UT 84108

Item 2.

(a) Platinum Asset Management Limited as trustee for the Platinum Asset Management Trust

(b)  Level 4, 55 Harrington st
Sydney 2000
Australia
(c) Australia
(d) Common Stock
(e) 62855J104

Item 3.
N/A

Item 4.

(a) 1,381,568
(b) 5.11%
(c) (i) 1,381,568
(ii) 0
(iii) 1,381,568
(iv) 0

Item 5
No

Item 6
No

Item 7
N/A

Item 8
N/a

Item 9
N/A



Item 10
(a) N/A
(b) N/A





After reasonable inquiry and to the best of my
Knowledge and belief, I certify that the information set forth in this statement is true and correct